SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2*

Applied DNA Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03815U 201

(CUSIP Number)

James A. Hayward
50 Health Sciences Drive

Stony Brook, New York 11790

631-240-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03815U 201	13D/A	Page 1 of 2 Pages

1	NAME OF REPORTING PERSON James A. Hayward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,969 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 200,969 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,969 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)       Reflects (i) 134,186 shares of Common Stock and (ii) 66,783 shares of Common Stock underlying exercisable options and warrants that may be exercised within 60 days from the date hereof. Does not reflect the remaining 312 unvested shares subject to options granted on December 21, 2015 pursuant to the Issuer’s 2005 Incentive Stock Plan, which will vest on December 21, 2019.

(2)      This percentage calculation is based on 3,485,399 shares of Common Stock outstanding as of November 15, 2019.

CUSIP No. 03815U 201	13D/A	Page 2 of 2 Pages

EXPLANATORY NOTE

This Schedule 13D/A (this “Amendment No. 2”) supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2019 (the “Original Schedule 13D”) and amended by Amendment No. 1 filed with the SEC on September 16, 2019 (the “Amendment No. 1” and together with the Original Schedule 13D and the Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 relates to the common stock, $0.001 par value per share (“Common Stock”), of Applied DNA Sciences, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

Item 1 of this Schedule 13D is hereby amended to include the following:

On November 1, 2019, the Issuer effected a reverse stock-split at a ratio of 1-for-40 (the “Reverse Stock Split”). References in this Amendment No. 2 to numbers of shares of Common Stock give effect to the Reverse Stock Split.

On November 15, 2019, the Issuer consummated a public offering (the “Offering”) of its Common Stock pursuant to which the Issuer agreed to issue and sell 2,285,000 shares of Common Stock and 2,285,000 common warrants to purchase 2,285,000 shares of Common Stock. As a result of the Offering, the Issuer increased its total number of outstanding shares of Common Stock to 3,485,399 (the “Outstanding Share Increase”). As a result of the Outstanding Share Increase, the percentage of outstanding shares of Common Stock that the Reporting Person may be deemed to beneficially own was reduced by more than one percent of the Issuer’s Common Stock outstanding since the filing of the Amendment No. 2.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)       As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 200,969 shares of Common Stock, constituting 5.66% of the 3,485,399 shares of Common Stock outstanding as of November 15, 2019.

(b)       The Reporting Person (i) has the sole power to vote or direct the vote of 200,969 shares of Common Stock; (ii) has the shared power to vote or direct the vote of 0 shares of Common Stock; (iii) has the sole power to dispose or direct the disposition of 200,969 shares of Common Stock; and (iv) has the shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c)       No transactions in the securities of the Issuer were effected by the Reporting Person during the past sixty days.

(d)       As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)       Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2019

James A. Hayward

By:	/s/ James A. Hayward
Name:	James A. Hayward